
Mail Stop 3233

November 30, 2017

<u>Via E-Mail</u>
Ms. Erin D. Pickens
Senior Vice President and Chief Financial Officer
Stratus Properties Inc.
212 Lavaca St., Suite 300
Austin, TX 78701

> **Re: Stratus Properties Inc.**
> **Form 10-K for the year ended December 31, 2016**
> **Filed March 16, 2017**
>
> **Form 8-K**
> **Filed May 10, 2017**
>
> **Form 10-Q for the quarter ended June 30, 2017**
> **Filed August 9, 2017**
> **File No. 001-37716**

Dear Ms. Pickens:

We have reviewed your November 17, 2017 response to our comment letter and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 9, 2017 letter.

Form 8-K filed on May 10, 2017

Exhibit 99.1

1.   We note your response to our prior comment 1 and that you review the appraisals to confirm that information provided to the certified appraiser is accurately reflected in the appraisal. Given your access to the appraisals, please clarify how inputs utilized by the

appraiser are not available to you without unreasonable effort and expense. We remain unclear why you do not have permission to disclose the inputs utilized by the appraiser yet you disclose the appraised value as determined by the appraiser.

You may contact Shannon Sobotka, Staff Accountant at (202) 551-3856 or me at (202) 551-3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate &
Commodities